

September 11, 2020

Mike McKeever
President and Chief Executive Officer
Carvana Receivables Depositor LLC
1930 West Rio Salado Parkway
Tempe, AZ 85281

> **Re: Carvana Receivables Depositor LLC**
> **Amendment No. 1 to Registration Statement on Form SF-3**
> **Filed September 1, 2020**
> **File No. 333-239650**

Dear Mr. McKeever:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 29, 2020 letter.

Form of Prospectus

Credit Enhancement, page 70

1. We note your responses to Comments 8 and 13. Please delete any remaining references to the use of an insurance policy as a form of credit enhancement. For example, we note that the first paragraph on page 70 still references this option.

Exhibits

Exhibit 4.1 – Form of Indenture

Section 6.2 – Rights of Indenture Trustee, page 45 and Section 7.5 – Noteholder Communications, page 55

2. We note your responses to Comments 20 and 21 and reissue in part. On page 91 of your form of prospectus, you state that "[a]ny Noteholder will be entitled to make a repurchase request regarding a breach of the representations and warranties related to a Receivable to the Indenture Trustee." Please revise the form of indenture, and elsewhere as necessary, to clarify that restrictions will not apply to the indenture trustee's duties in connection with actions relating specifically to repurchase requests made by noteholders through the indenture trustee, as distinct from the indenture trustee's duties in connection with the commencement of an asset representations review or dispute resolution.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Benjamin Kalish at 202-551-7361 or me at 202-551-3262 with any other questions.

Sincerely,

/s/ Arthur C. Sandel

Arthur C. Sandel
Special Counsel
Office of Structured Finance

cc: Janette A. McMahan, Esq., Kirkland & Ellis LLP